UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*

Shimmick Corporation
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

82455M109
(CUSIP Number)

David Y. Gan

Executive Vice President, Chief Legal Officer

AECOM

300 South Grand Avenue

Los Angeles, CA 90071

(213) 593-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

May 20, 2024 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82455M109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS

AECOM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,144,622

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

5,144,622

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,144,622

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%(1)

14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	As reported in the Shimmick Corporation’s (the “Issuer”) Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2024, filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2024, as of May 16, 2024, there were 25,723,242 shares of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), issued and outstanding. Percent ownership calculations in this Statement are calculated by using a denominator of (a) 25,723,242 shares of Common Stock outstanding as of May 16, 2024, plus (b) 5,144,622 shares of Common Stock issued to the Reporting Person on May 20, 2024. The table above does not reflect 2,600,378 shares of Common Stock to be issued to AECOM pursuant to the Share Issuance Agreement (as defined below), subject to approval by the Issuer’s stockholders, pursuant to Nasdaq listing requirements.

CUSIP No. 82455M109	SCHEDULE 13D

Item 1.   Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to Common Stock of the Issuer, a Delaware corporation, with its principal executive offices located at 530 Technology Drive, Suite 300, Irvine, California 92618.

Item 2.   Identity and Background.

(a)  This Statement is being filed by AECOM, a Delaware corporation (the “Reporting Person”).

(b)  The address of the principal business office of the Reporting Person is 13355 Noel Road, Dallas, Texas 75240.

(c)  The principal business of the Reporting Person is providing professional infrastructure consulting services for governments, businesses and organizations.

The directors and executive officers of the Reporting Person are listed on Schedule I attached hereto, which is incorporated herein by reference into this Item 2 (“Schedule 1”).

(d)  During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule 1, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

On May 20, 2024, the Reporting Person entered into a Share Issuance Agreement with the Issuer (the “Share Issuance Agreement”), pursuant to which the Issuer agreed to issue an aggregate of 7,745,000 shares of Common Stock to the Reporting Person (the “Shares”) in exchange for AECOM granting releases to the Issuer in connection with resolving certain litigation matters between the Reporting Person and the Issuer pursuant to a settlement and release agreement. 5,144,622 Shares were issued to the Reporting Person on May 20, 2024 (the “Initial Shares”). Issuance of the remaining 2,600,378 Shares (the “Additional Shares”) is subject to approval of the Issuer’s stockholders, pursuant to Nasdaq listing requirements. The Issuer intends to hold a special meeting of stockholders as soon as practical to approve the issuance of the Additional Shares, and agreed to issue the Additional Shares to the Reporting Person promptly (and in no event more than two business days) following receipt of the requisite stockholder approval.

Item 4.   Purpose of the Transaction.

The information set forth in Item 3 and Item 6 hereof is incorporated by reference into this Item 4.

The Reporting Person acquired the Shares for investment purposes.

Credit Agreement

On May 20, 2024, the Issuer, as guarantor, and its wholly-owned subsidiaries as borrowers (“Borrowers”), Alter Domus (US) LLC, as agent (the “Agent”), and the Reporting Person and Berkshire Hathaway Specialty Insurance Company (“BHSI”) as lenders, entered into a revolving credit facility (the “Credit Agreement”). The Credit Agreement provides borrowing capacity up to $60 million. The obligations under the Credit Agreement bear interest at a per annum rate equal to one month Term SOFR (as defined in the Credit Agreement), subject to a 1.00% floor, plus 3.50%. Interest on any outstanding amounts drawn under the Credit Agreement will be payable, in kind or in cash at the election of the Issuer, on the last day of each month and upon prepayment.

The Issuer expects to use the proceeds from the Credit Agreement for general corporate purposes. The Credit Agreement matures on May 20, 2029 (the “Maturity Date”), and the Borrowers may borrow, repay and reborrow amounts under the Credit Agreement until the Maturity Date.

Obligations of the Borrowers under the Credit Agreement are guaranteed by the Issuer, and secured by a lien on substantially all assets of the Issuer and the Borrowers.

The Credit Agreement contains customary affirmative and negative covenants for a transaction of this type, including covenants that limit liens, asset sales and investments, in each case subject to negotiated exceptions and baskets. In addition, the Credit Agreement contains a maximum leverage ratio covenant that will be tested starting in the third quarter of fiscal year 2025. The Credit Agreement also contains representations and warranties and event of default provisions customary for a transaction of this type.

The foregoing description of the Credit Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, which has been filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Pledge Agreement

On May 20, 2024, the Issuer and each of its direct and indirect subsidiaries set forth on the signature pages thereto as a pledgor (the “Pledgors”), and the Agent, as administrative agent for the benefit of itself and the Lenders (as defined therein, including the Reporting Person), entered into a pledge agreement (the “Pledge Agreement”). To induce the Agent and the Lenders to enter into the Credit Agreement and to induce the Lenders to extend to the Borrowers the financial accommodations set forth in the Credit Agreement, the Pledgors agreed to enter into the Pledge Agreement whereby each Pledgor pledged, assigned and granted to the Agent, for the benefit of itself and the Lenders, as security for the obligations of the Borrowers under the Credit Agreement, the Pledged Collateral (as defined in the Pledge Agreement).

The foregoing description of the Pledge Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Pledge Agreement, which has been filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Side Letter

The Reporting Person and the Issuer entered into a side letter to the Credit Agreement, dated as of May 20, 2024 (the “Side Letter”). The Side Letter provides, among other things, (i) that the Issuer will establish a special committee of independent directors (the “Special Committee”) to oversee certain matters, including the budget and use of funds under the Credit Agreement, material and non-ordinary course asset sales and other transactions and certain compensation matters, (ii) for the appointment of a chief transformation officer, (iii) that the Issuer and Reporting Person will execute mutual releases and dismissals of certain pending litigation, and (iv) certain agreements relating to the Reporting Person’s registration rights under the Share Issuance Agreement. Under the Side Letter, the Reporting Person nominated Peter Kravitz as its qualified independent director designee to serve on the Special Committee. Mr. Kravitz was appointed to the Board of Directors of the Issuer and to the Special Committee on May 20, 2024.

The foregoing description of the Side Letter set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Side Letter, which has been filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Other

Except for the potential acquisition of the Additional Shares and to the extent that the foregoing may be deemed to be a plan or proposal, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule 1, currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, any of the Reporting Person or any of the persons set forth on Schedule 1 may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either the Reporting Person or any of the persons set forth on Schedule 1 will take any of the actions set forth above.

The Reporting Person reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, the Reporting Person (and its affiliates and any of the persons set forth on Schedule 1) reserves the right, in each case subject to any applicable law and any applicable agreement described above, to (i) purchase shares of Common Stock or other securities of the Issuer, (ii) sell or transfer the securities beneficially owned by them from time to time in public or private transactions, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (iv) consider participating in a business combination transaction that would result in the acquisition of all of the Issuer’s outstanding shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

(a) and (b) The information set forth in Items 7-13 of the cover pages is hereby incorporated by reference into this Item 5(a) and (b).

(c)  The information set forth in Items 3 and 4 is hereby incorporated by reference into this Item 5(c).

Except as set forth in this Statement, neither the Reporting Persons nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule 1, has effected any transactions in the Common Stock in the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Share Issuance Agreement

The Share Issuance Agreement contains registration rights in favor of the Reporting Person, including the ability to request up to three underwritten offerings during any twelve-month period beginning May 20, 2025 until the Outside Date (as defined in the Share Issuance Agreement), in each case, subject to certain exceptions. The Share Issuance Agreement also contains customary piggyback registration rights.

The Share Issuance Agreement also contains a lock-up provision whereby, for the period beginning May 20, 2024 and continuing to the date that is the earlier of (i) the effective date of a registration statement registering the resale of all or a portion of the Shares is declared effective by the SEC and (ii) the date the Initial Shares are eligible for resale under Rule 144, subject to certain carveouts and exceptions, the Reporting Person will not, and will not cause or direct any of its affiliates to, (i) offer, sell, contract to sell, pledge, grant any options to purchase, lend or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of any of the economic consequences of ownership of shares of Common Stock, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) or transaction or arrangement described in clause (ii).

The foregoing description of the Share Issuance Agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Issuance Agreement, which has been filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Guaranty Agreement

On May 20, 2024, the Reporting Person entered into a guaranty agreement (the “Guaranty Agreement”) in favor of MidCap Funding IV Trust (the “MidCap Agent”), as agent for the Lenders (as defined in the MidCap Credit Agreement, defined below (the “MidCap Lenders”)). In order to induce the MidCap Agent and the MidCap Lenders to make certain accommodations under the Credit, Security and Guaranty Agreement, dated as of March 27, 2023, as amended (the “MidCap Credit Agreement”), by and among Shimmick Construction Company, Inc., Rust Constructors, Inc., The Leasing Corporation, and each additional borrower that may thereafter be added to the MidCap Credit Agreement (the “MidCap Borrowers”), the Issuer and the other guarantors from time to time party thereto (the “MidCap Guarantors”), the MidCap Lenders and the MidCap Agent, the Reporting Person agreed to guaranty certain of the obligations under the MidCap Credit Agreement.

The foregoing description of the Guaranty Agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the Guaranty Agreement, which has been filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Except as set forth herein, the Reporting Person and any of the persons set forth on Schedule 1 do not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

The following are exhibits to this Statement:

Exhibit 99.1	Share Issuance Agreement, dated May 20, 2024, between Shimmick Corporation and AECOM (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2024)
Exhibit 99.2	Credit, Security and Guaranty Agreement, dated May 20, 2024, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2024)
Exhibit 99.3	Pledge Agreement, dated May 20, 2024, by and among Shimmick Corporation and each of its direct and indirect subsidiaries set forth on the signature pages thereto as a pledgor, and Alter Domus (US) LLC, as administrative agent for the benefit of itself and the lenders time to time party thereto*
Exhibit 99.4	Side Letter, dated May 20, 2024, between Shimmick Corporation and AECOM (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2024)
Exhibit 99.5	Guaranty Agreement, dated May 20, 2024, by AECOM in favor of MidCap Funding IV Trust*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 24, 2024

AECOM

By:	/s/ David Y. Gan
Name: David Y. Gan
Title: Executive Vice President,Chief Legal Officer

SCHEDULE 1

Executive Officers and Directors

The name and principal occupation of each executive officer and director of AECOM are set forth below. The address for each person listed below is c/o AECOM, 13355 Noel Road, Dallas, Texas 75240. None of the executive officers or directors of AECOM owns any shares of common stock, par value $0.01 per share, of Shimmick Corporation.

Executive Officers:

Name	Principal Occupation	Citizenship
Troy Rudd	Chief Executive Officer	United States of America Canada
Gaurav Kapoor	Chief Financial & Operations Officer	United States of America
Lara Poloni	President	Australia
David Gan	Chief Legal Officer	United States of America

Directors:

Name	Principal Occupation	Citizenship
Bradley W. Buss	Former Chief Financial Officer of SolarCity Corporation and former Chief Financial Officer of Cypress Semiconductor Corporation	Canada
Lydia H. Kennard	Founder and Chief Executive Officer of KDG Construction Consulting	United States of America
Derek J. Kerr	Former Vice Chair and Chief Financial Officer of American Airlines	United States of America
Kristy Pipes	Former Chief Financial Officer of Deloitte Consulting	United States of America
Douglas W. Stotlar	Former President and Chief Executive Officer, Con-way Inc.	United States of America
Daniel R. Tishman	Principal and Vice Chairman of Tishman Holdings Corporation	United States of America
Sander van ’t Noordende	Chief Executive Officer of Randstad; Former Global Chief Executive of Products Operating Group at Accenture	Netherlands
General Janet C. Wolfenbarger	General (Retired), United States Air Force	United States of America